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                                 EXHIBIT 4.1(b)

Option Agreement between LanVision Systems, Inc. and Jeff Van Voorhis dated May 1, 1996

LANVISION                                          10671 Techwoods Circle
                                                   Cincinnati, Ohio 45242
                                                   513-554-6900
                                                   fax 513-769-5959

                                   May 1, 1996

Mr. Jeff Van Voorhis
LanVision, Inc.
10671 Techwoods Circle
Cincinnati, Ohio 45242

Dear Mr. Van Voorhis:

         Pursuant to the Plan and Agreement of Merger among LanVision Systems, Inc. (the "Company"), LanVision, Inc. (the "Subsidiary") and LanVision Acquisition Co., Inc. dated as of February 8, 1996, the non-qualified stock options previously granted to you by the Subsidiary to purchase up to 911 shares of the Subsidiary's no par value common stock for the lump sum of $1.00 have been converted into the right to acquire 30,063 shares of the Company's common stock, $.0l par value ("Common Stock") for the lump sum of $1.00.

         The options so awarded to you become exercisable only upon vesting, and all such options have fully vested prior to the date of this letter.

         You may exercise your options from time to time so long as your exercise complies with the following conditions:

          1. You may exercise your options in whole or in part, to the extent such options have vested, so long as each partial exercise of the option amounts to a purchase by you of at least one whole share of common stock.

          2. All options granted hereunder terminate and you may not exercise such options, in whole or in part, after May 1, 2001.

To exercise your options to purchase shares, you must deliver to the Company written notice of exercise containing such written representations and agreements as the Company may require, together with payment in full in cash or by check for the shares you elect to purchase and for the required tax withholding. No certificate for shares shall be issued until full payment therefor and the required tax withholding has been made to the Company; provided, however, that the Company shall not be required to issue or deliver any certificate prior to the admission of such



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shares to listing on any stock exchange or securities market on which such stock may at that time be listed, nor shall issue or delivery be required prior to registration, if necessary under the securities laws of the United States and any applicable state.

         The Company is under no obligation to you to register such shares nor to comply for your benefit with any exemption from registration so that you may sell or otherwise transfer the shares. If the shares are issued to you without having been registered, a legend will be placed on the certificate, stop-transfer instructions will be issued with respect to the shares, and you will have to hold them indefinitely unless they are subsequently registered or an exemption from registration is available. If such an exemption is afforded to you pursuant to Rule 144 promulgated under the Securities Act of 1933, sales thereunder may be made only in limited amounts upon the expiration of the applicable holding period (minimum of two years) and otherwise in accordance with the terms and conditions of that Rule.

         If you cease to be employed by the Company or any subsidiary, parent or assuming corporation (as referred to in Section 424 of the Internal Revenue Code of 1986, a amended (the "Code)) for any reason other than by death or permanent disability, all unexercised rights under these options shall expire on the ninetieth day immediately following the termination of such employment. If termination of employment is by reason of permanent disability, such options may be exercised within the applicable period provided by the Code. If cessation of your employment is by death, all unexercised rights under these options shall be exercisable for a period of not in excess of one year thereafter (but not exceeding the expiration date referenced in the third paragraph of this letter) by the person or persons to whom the same is transferred by will or by laws of descent and distribution, to the same extent that you could have exercised such option at the time of your death. Such time period shall in no event exceed the maximum time permissible in the case of "incentive stock options" under the Code. During your life, these options shall be exercisable only by you and shall not be transferable or assignable other than by your will or by the laws of descent and distribution as specified above. Any other attempted transfer or assignment will terminate these options.

In the event of a stock dividend, recapitalization, reclassification, split-up or a combination of shares of the Company, appropriate adjustment shall be made by the Board of Directors of the Company, in the number, kind and/or option price of the shares covered by these options to the end that your proportionate interest shall be maintained as before the occurrence of such event. In the event of a merger or consolidation of the Company or other similar corporate changes, provisions may be made by the Board of Directors of the Company for the assumption or



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substitution of these options. These options may be modified, extended or renewed by the Company with your consent.

         You further understand and agree that the stock options described herein represent the stock options issuable to you upon the conversion of the options previously granted to you by the Subsidiary to acquire 911 shares of the Subsidiary's common stock for the lump sum of $1.00, and that the stock option grant letter previously provided to you by the Subsidiary is of no further force or effect upon your acceptance of this stock option grant letter. You further agree that you will return to the Company for cancellation such previous stock option grant letter concurrent with your delivery to the Company of one executed copy of this stock option grant letter.

                                          LANVISION SYSTEMS, INC.

                                          By:  / s / J. Brian Patsy
                                             ------------------------------
                                               J. Brian Patsy, President

         If these options to purchase as contained in the foregoing paragraphs are satisfactory to you (including the paragraph immediately preceding the signature lines), please indicate your acceptance by signing below. Your acceptance of these options does not constitute an exercise of your options. To exercise your options to purchase shares, you must comply with the requirements set forth above.

Date:     6/19/96                          Accepted: / s / Jeff Van Voorhis
     -------------------                            ------------------------
                                                     Jeff Van Voorhis



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